Exhibit 99.3

CITYCENTER HOLDINGS, LLC AND SUBSIDIARIES

I N D E X

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

CityCenter Holdings, LLC

We have audited the accompanying consolidated financial statements of CityCenter Holdings, LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CityCenter Holdings, LLC and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada

February 19, 2015

i

CITYCENTER HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$266,411	$167,199
Restricted cash	143,170	71,906
Accounts receivable, net	106,477	128,544
Inventories	20,537	20,274
Prepaid expenses and other current assets	25,309	63,135
Total current assets	561,904	451,058

Residential real estate	17,007	19,888
Property and equipment, net	7,795,723	8,152,751
Other assets
Intangible assets, net	22,969	24,275
Debt issuance costs, net	13,981	19,154
Deposits and other assets, net	34,029	45,172
Total other assets	70,979	88,601
	$8,445,613	$8,712,298
LIABILITIES AND MEMBERS' EQUITY
Current liabilities
Accounts payable	$24,151	$24,338
Construction payable	203,401	174,433
Accrued interest on long-term debt	—	17,708
Current portion of long-term debt	—	17,000
Due to MGM Resorts International	45,500	48,502
Other accrued liabilities	235,116	180,506
Total current liabilities	508,168	462,487

Long-term debt, net	1,532,544	1,666,441
Other long-term obligations	20,369	21,672

Commitments and contingencies (Note 11)

Members' equity	6,384,532	6,561,698
	$8,445,613	$8,712,298

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2014	2013	2012
Revenues
Casino	$422,979	$447,106	$406,117
Rooms	409,495	370,199	353,967
Food and beverage	297,567	286,322	269,453
Entertainment	55,225	66,418	47,566
Retail	79,236	77,195	71,855
Residential	62,985	99,370	138,929
Other	51,590	46,830	44,012
	1,379,077	1,393,440	1,331,899
Less: Promotional allowances	(129,683)	(137,001)	(142,045)
	1,249,394	1,256,439	1,189,854
Expenses
Casino	226,582	223,302	237,332
Rooms	130,150	115,492	108,052
Food and beverage	179,588	174,547	163,022
Entertainment	37,318	44,708	41,801
Retail	19,148	25,231	23,285
Residential	49,195	75,791	123,446
Other	30,505	27,668	26,224
General and administrative	278,543	262,187	260,096
Preopening and start-up expenses	—	752	1,312
Property transactions, net	61,914	(11,265)	74,347
Depreciation and amortization	350,926	345,920	370,856
	1,363,869	1,284,333	1,429,773
Operating loss	(114,475)	(27,894)	(239,919)
Non-operating income (expense)
Interest income	332	1,463	3,663
Interest expense, net	(82,260)	(239,052)	(266,026)
Loss on retirement of debt	(4,584)	(140,390)	(8,620)
Other, net	(7,579)	(37,275)	(66)
	(94,091)	(415,254)	(271,049)
Net loss	$(208,566)	$(443,148)	$(510,968)

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2014	2013	2012
Cash flows from operating activities
Net loss	$(208,566)	$(443,148)	$(510,968)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	350,926	345,920	370,856
Amortization of debt discounts and issuance costs	4,718	58,461	61,276
Pay-in-kind interest	—	31,874	80,516
Loss on retirement of long-term debt	4,584	140,390	8,620
Property transactions, net	61,914	(11,265)	74,347
Provision for doubtful accounts	18,311	7,272	19,586
Changes in current assets and liabilities:
Accounts receivable	3,756	(33,330)	(36,305)
Inventories	(263)	1,783	(376)
Prepaid expenses and other	(279)	(2,178)	(3,072)
Accounts payable and accrued liabilities	(8,248)	(10,904)	83,255
Change in residential real estate	44,548	62,575	118,347
Change in residential mortgage notes receivable	—	42,096	5,358
Other	(6,924)	21	1,005
Net cash provided by operating activities	264,477	189,567	272,445
Cash flows from investing activities
Capital expenditures, net of construction payable	(60,266)	(66,825)	(54,880)
Insurance proceeds	93,635	—	—
Increase in restricted cash	(85,164)	(128,195)	(135,815)
Decrease in restricted cash	13,900	201,990	83,494
Other	(746)	(977)	(800)
Net cash provided by (used in) investing activities	(38,641)	5,993	(108,001)
Cash flows from financing activities
Net repayments under bank credit facilities – maturities of three months or less	(154,250)	—	(375,000)
Retirement of senior notes, including premiums paid	—	(1,967,183)	—
Issuance of senior secured notes	—	1,683,000	251,400
Cash contributions from Members	31,400	24,600	46,800
Due to MGM Resorts International	(3,002)	(2,295)	1,303
Debt issuance costs	(772)	(19,417)	(7,560)
Net cash used in financing activities	(126,624)	(281,295)	(83,057)
Cash and cash equivalents
Net increase (decrease) for the period	99,212	(85,735)	81,387
Balance, beginning of period	167,199	252,934	171,547
Balance, end of period	$266,411	$167,199	$252,934

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(In thousands)

Balance as of January 1, 2012	$6,594,894

Cash contributions by Members	46,800
Amounts due to MGM Resorts International reclassified to equity (Note 12)	37,038

Net loss	(510,968)

Balance as of December 31, 2012	6,167,764

Cash contributions by Members	24,600
Amounts due to MGM Resorts International reclassified to equity (Note 12)	72,618
Conversion of Members' notes to equity (Notes 8 and 12)	737,511
Non-cash capital contributions	2,353

Net loss	(443,148)

Balance as of December 31, 2013	6,561,698

Cash contributions by Members	31,400

Net loss	(208,566)

Balance as of December 31, 2014	$6,384,532

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

Organization. CityCenter Holdings, LLC (the “Company”) is a Delaware limited liability company formed on November 2, 2007. The Company was formed to acquire, own, develop and operate the CityCenter development (“CityCenter”) in Las Vegas, Nevada. The Company is a joint venture which is 50%-owned by a wholly owned subsidiary of MGM Resorts International (together with its wholly owned subsidiaries, “MGM Resorts”), a Delaware corporation, and 50%-owned by Infinity World Development Corp (“Infinity World”), which is wholly owned by Dubai World, a Dubai United Arab Emirates government decree entity (each, a “Member”). The governing document for the Company is the Second Amended and Restated Limited Liability Company Agreement dated October 16, 2013 (the “LLC Agreement”).

Under the LLC Agreement, the Board of Directors of the Company is composed of six representatives (subject to intermittent vacancies) – three selected by each Member – and has exclusive power and authority for the overall management of the Company. Compensation for Board of Directors’ duties is borne by the Members. The Company has no employees and has entered into several agreements with MGM Resorts to provide for the development and day-to-day management of CityCenter and the Company. See Note 14 for further discussion of such agreements.

Nature of Business. CityCenter is a mixed-use development on the Las Vegas Strip located between the Bellagio and Monte Carlo resorts, both owned by MGM Resorts. CityCenter consists of the following components:

•

Aria Resort & Casino, a 4,004-room casino resort featuring an approximately 150,000 square-foot casino, an approximately 1,800‑seat showroom, approximately 300,000 square feet of conference and convention space, and numerous world-class restaurants, nightclubs and bars, and pool and spa amenities;

•	The Vdara Hotel and Spa, a luxury condominium-hotel with 1,495 units;

•

Mandarin Oriental, Las Vegas, a 392-room non-gaming boutique hotel managed by luxury hotelier Mandarin Oriental Hotel Group, as well as 225 luxury residential units (206 units sold and closed as of December 31, 2014);

•	The Veer Towers, 669 units in two towers consisting entirely of luxury residential condominium units (668 units sold and closed as of December 31, 2014); and

•	The Crystals retail district with approximately 355,000 of currently leasable square feet of retail shops, dining, and entertainment venues.

Substantially all of the operations of CityCenter commenced in December 2009, and closing of sales of residential condominium units began in early 2010. See Note 11 for discussion of the demolition of the Harmon Hotel & Spa (“Harmon”).

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company does not have a variable interest in any variable interest entities. All intercompany balances and transactions have been eliminated in consolidation. The results of operations are not necessarily indicative of the results to be expected in the future.

Management’s use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements. Fair value measurements affect the Company’s accounting for and impairment assessments of its long-lived assets, residential real-estate, residential mortgage notes and intangible assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy consisting of: Level 1 inputs, such as quoted prices in an active market; Level 2 inputs, which are observable inputs for similar assets; or Level 3 inputs, which are unobservable inputs.

When assessing fair value of its residential real estate, the Company estimates fair value less costs to sell utilizing Level 3 inputs, including a discounted cash flow analysis based on management’s current expectations of future cash flows. See Note 4 for further discussion.

The Company valued its residential mortgage notes using a discounted cash flow analysis based on Level 3 inputs, including contractual cash flows and discount rates based on market indicators. The Company sold its residential mortgage note portfolio in 2013. See “Residential mortgage notes” below for further discussion.

The Company valued its Member notes using a discounted cash flow analysis incorporating the contractual cash flows. The discount rate used in the analysis considered the creditworthiness of the Company and the seniority of the Member notes based on Level 3 inputs. The Member notes were converted to equity in 2013. See Note 8 for further discussion.

Cash and cash equivalents. Cash and cash equivalents include investments and interest bearing instruments with maturities of three months or less at the date of acquisition. Such investments are carried at cost, which approximates fair value.

Restricted cash. As of December 31, 2014, restricted cash included $58 million in condo proceeds contractually restricted to use for payment on construction related liens, which were subsequently used to fund amounts due to Perini Building Company (“Perini”) pursuant to the settlement agreements discussed in Note 11. In addition, as of December 31, 2014, CityCenter had $85 million of restricted cash related to insurance proceeds received in connection with certain settlement agreements also discussed in Note 11. Under the terms of agreements applicable to CityCenter, such proceeds are being held in a segregated account and, subject to certain terms and conditions, including a prior notice period, are payable by the Company to MGM Resorts. As of December 31, 2013, the entire restricted cash balance of $72 million consisted of condo proceeds. See Notes 11 and 13 for further discussion.

During 2014, increases in restricted cash were primarily attributed to insurance proceeds restricted in use until resolution of the Perini litigation, and decreases in restricted cash represented the use of condo proceeds for payment of construction related liens. During 2013 and 2012, increases in restricted cash represented restrictions placed on funds to be used for payments of interest on the first lien notes and for condo and other asset sales restricted under the prior senior secured credit facility. Decreases in restricted cash were due to payment of interest on the first lien notes and the removal of restrictions on collateral proceeds following the completion of the tender offer process for the Company’s senior secured notes in 2013 and the related refinancing of the Company’s senior secured credit facility. See Note 8 for further discussion.

Accounts receivable and credit risk. The Company issues markers to approved casino customers following investigations of creditworthiness. As of December 31, 2014, approximately 76% of the Company’s casino receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An allowance for doubtful accounts is maintained to reduce the Company’s receivables to their estimated realizable amount, which approximates fair value. The allowance is estimated based on a specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2014, no significant concentrations of credit risk existed.

Inventories. Inventories consist primarily of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and operating supplies. Cost for retail merchandise is determined using the cost method.

Project costs. Project costs are stated at cost and recorded as property and equipment (which includes adjustments made upon the initial contribution by MGM Resorts) unless determined to be impaired, in which case the carrying value is reduced to estimated fair value. During 2013, the Company increased its construction accrual based on its current best estimate of amounts payable in connection with the Perini construction litigation, and again in 2014 as part of the Perini litigation settlement discussed in Note 11. In connection with such accrual, the Company recorded non-operating expense of $8 million and $37 million related to statutory interest on estimated amounts payable in 2014 and 2013, respectively. The Company has accrued $139 million payable to Perini as of December 31, 2014 related to the settlement agreement.

As discussed in Note 13, the Company’s remaining project costs are being funded pursuant to an unlimited completion and cost overrun guarantee from MGM Resorts, which is secured by MGM Resorts’ interests in the assets of Circus Circus Las Vegas and certain adjacent land.

Residential real estate. Residential real estate represents capitalized costs of residential inventory, which consists of completed condominium units available for sale less impairments previously recognized. Costs include land, direct and indirect construction and development costs, and capitalized property taxes and interest. See Note 4 for further discussion of residential real estate.

As part of the increase in the Company’s construction accrual during 2013, the Company recognized an increased cost of its residential inventory of $20 million, $14 million of which was recorded to “Property transactions, net” in the year ended December 31, 2013, representing additional costs associated with previously sold residential units.

Residential operating expenses include cost of real estate sold, holding costs, selling costs, indirect selling costs and valuation allowances for residential mortgage notes receivable. Costs associated with residential sales were deferred during construction, except for indirect selling costs and general and administrative expense, which were expensed as incurred.

Property and equipment. Property and equipment are stated at cost including capitalized interest. Gains or losses on dispositions of property and equipment are included in the determination of income or loss. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Property and equipment are depreciated over the following estimated useful lives on a straight-line basis:

Buildings and improvements	20 to 40 years
Land improvements	10 to 20 years
Furniture and fixtures	3 to 20 years
Equipment	3 to 20 years

Impairment of long-lived assets. The Company evaluates its property and equipment for impairment as held and used. The Company reviews assets to be held and used for impairment whenever indicators of impairment exist. It then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying amount of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying amount, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model.

Intangible assets. Indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment test for indefinite-lived intangible assets in the fourth quarter of each fiscal year. See Note 6 for further discussion.

Debt issuance costs. The Company capitalizes debt issuance costs, which include legal and other direct costs related to the issuance of debt. The capitalized costs are amortized straight-line to interest expense over the contractual term of the debt. The Company writes-off a proportional share of debt issuance costs when long-term debt is retired.

Revenue recognition and promotional allowances. Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs (“casino front money”) and for chips in the customers’ possession (“casino outstanding chip liability”). Hotel, food and beverage, entertainment, retail and other operating revenues are recognized as services are performed and goods are provided. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer.

Gaming revenues are recognized net of certain sales incentives, including discounts and points earned in point-loyalty programs. The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
Rooms	$22,159	$24,206	$26,017
Food and beverage	44,241	47,188	48,526
All other	8,520	8,872	10,240
	$74,920	$80,266	$84,783

Real estate sales – revenue recognition. Revenue for residential sales is deferred until closing occurs, which is when title, possession and other attributes of ownership have been transferred to the buyer and the Company is not obligated to perform activities after the sale. Additionally, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay and the buyer’s receivable cannot be subject to future subordination.

Leases where the Company is a lessor. The majority of the Company’s revenue from leasing activities relates to Crystals. Minimum rental revenue, if applicable to the lease, is recognized on a straight-line basis over the terms of the related leases. Revenue from contingent rent is recognized as earned. The Company provides construction allowances to certain tenants. Construction allowances are recorded as fixed assets if the Company has determined it is the owner of such improvements for accounting purposes; improvements related specifically to the current tenant are depreciated over the shorter of the asset life or lease term.  Where the Company has determined it is not the owner of such improvements, the construction allowances are amortized over the life of the related lease as reduction of revenue.

Loyalty programs. Aria participates in the MGM Resorts’ “M life” loyalty program. Customers earn points based on their slots play which can be redeemed for FREEPLAY at Aria or any of MGM Resorts’ participating resorts. The Company records a liability based on the points earned multiplied by the redemption value, less an estimate for points not expected to be redeemed, and records a corresponding reduction in casino revenue. Customers also earn “Express Comps” based on their gaming play, which can be redeemed for complimentary goods and services, including hotel rooms, food and beverage, and entertainment. The Company records a liability for the estimated costs of providing goods and services for Express Comps based on the Express Comps earned, multiplied by a cost margin, less an estimate for Express Comps not expected to be redeemed and records a corresponding expense in Casino expense.

Preopening and start-up expenses. Costs incurred for one-time activities during the start-up phase of operations are accounted for as preopening and start-up costs. Preopening and start-up costs, including organizational costs, are expensed as incurred. During 2013, costs classified as preopening and start-up expense represent costs associated with the opening of a new wedding chapel. During 2012, costs classified as preopening and start-up expense represent amounts associated with the opening of the Cirque du Soleil show Zarkana, which opened in November 2012.

Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense is included in preopening and start-up expenses when related to the preopening and start-up period and in general and administrative expense when related to ongoing operations or residential selling expenses. Advertising expense was $20 million for each of the years ended December 31, 2014, 2013 and 2012.

Property transactions, net. The Company classifies transactions related to long-lived assets – such as write-downs and impairments, demolition costs, and gains and losses on the sale of fixed assets – within “Property transactions, net” in the accompanying consolidated statements of operations. See Note 9 for details.

Residential mortgage notes. Certain buyers of CityCenter’s residential units participated in the Company’s seller financing program, whereby the Company provided first mortgage financing. All mortgage notes were classified as held for sale and reported at the lower of cost or fair value, determined based on management’s assessment of the market terms of the portfolio and its collectibility. The evaluation of collectibility was based on several factors including past payment history, duration of the loan, creditworthiness, loan-to-value ratios, underlying collateral, and present economic conditions. The entire residential mortgage note receivable portfolio was sold in April 2013. See Note 8 for discussion of certain restrictions on these proceeds due to the Company’s debt agreements at the time of the sale.

Interest income was recognized as earned over the terms of the mortgage loans based on the contractual interest rates. The Company recorded interest income related to these mortgage notes in non-operating “interest income” in its consolidated statement of operations.

Income taxes. The Company is treated as a partnership for federal income tax purposes. Therefore, federal income taxes are the responsibility of the Members. As a result, no provision for income taxes is reflected in the accompanying consolidated financial statements.

Comprehensive income (loss). Net loss equals comprehensive income (loss) for all periods presented.

Recently issued accounting standards. In May 2014, the FASB issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers,” (“ASU 2014-09”), which is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2016. ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. Additionally, the new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The

Company is currently assessing the impact that adoption of this new accounting guidance will have on its consolidated financial statements and footnote disclosures.

Subsequent events. Management has evaluated subsequent events through February 19, 2015, the date these consolidated financial statements were issued. See Note 11 for discussion of the Company’s Perini litigation settlement.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31,
	2014	2013
	(In thousands)
Casino	$116,575	$123,939
Hotel	29,933	29,540
Other	9,872	7,699
	156,380	161,178
Less: Allowance for doubtful accounts	(49,903)	(32,634)
	$106,477	$128,544

NOTE 4 — RESIDENTIAL REAL ESTATE

Residential real estate was $17 million and $20 million as of December 31, 2014 and 2013, respectively. These amounts are net of $7 million and $51 million, respectively, recorded in property and equipment, net related to a portion of the residential inventory in the rental program. During the years ended December 31, 2014, 2013 and 2012, the Company transferred $43 million, $16 million, and $86 million, respectively, of net residential real estate assets from property and equipment, net related to a portion of the units that were previously included in the rental program.

In the fourth quarter of 2012, the Company completed a bulk sale of 427 of the remaining 438 units at Veer (the “Veer bulk sale”), with a carrying amount of $116 million, for $119 million in cash proceeds, with such amounts recorded to “Residential” expense and “Residential” revenue, respectively, in the consolidated statement of operations. The sales agreement contains certain provisions, including providing the buyer with the right of first refusal on future residential sales through 2015.

The Company is required to carry its residential inventory at the lower of cost or fair value less costs to sell. When assessing impairment of its residential real estate, the Company estimates fair value less costs to sell utilizing Level 3 inputs, including a discounted cash flow analysis based on management’s current expectations of future cash flows. These estimates are subject to management’s judgment and are highly sensitive to changes in the market and economic conditions. No impairment charges were recorded against the Company’s residential inventory for the years ended December 31, 2014 and 2013.

In 2012, primarily due to revised sales forecasts that extended the timing of sales within the absorption period, the Company performed an analysis on the fair value of its Mandarin Oriental residential inventory. As a result, the Company recorded an impairment charge of $36 million related to the Mandarin Oriental residential inventory in 2012, $17 million of which was allocated to units included in the rental program and recorded to property and equipment, net. The following table includes the key measurements of Level 3 inputs used in the Company’s discounted cash flow analysis used to determine the fair value of its Mandarin Oriental residential inventory in 2012:

Quantitative
Unobservable Inputs	Information
Discount rate	17%
Range of average sales price per unit (in thousands)	$1,294 – $1,470
Sales price growth rate	0% – 4%
Absorption period	2012 – 2017

As of December 31, 2014, the Company had 20 units remaining unsold. In the event the Company does not meet sales forecasts, additional impairment charges may be recognized.

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,
	2014	2013
	(In thousands)
Land	$1,780,416	$1,790,153
Buildings, building improvements and land improvements	6,242,163	6,275,253
Furniture, fixtures and equipment	1,434,264	1,446,477
Construction in progress	12,923	3,372
	9,469,766	9,515,255
Less: Accumulated depreciation and amortization	(1,674,043)	(1,362,504)
	$7,795,723	$8,152,751

NOTE 6 — INTANGIBLE ASSETS

Intangible assets consisted of the following:

	December 31,
	2014	2013
	(In thousands)
Indefinite-lived:
Intellectual property	$5,017	$5,017
Finite-lived:
Aircraft time sharing agreement	24,000	24,000
Other intangible assets	578	578
	24,578	24,578
Less: Accumulated amortization	(6,626)	(5,320)
	$22,969	$24,275

The majority of the Company’s intangible assets are assets contributed by MGM Resorts upon formation of the Company. Intellectual property represents trademarks, domain names, and other intellectual property including the CityCenter, Aria, Vdara and Crystals tradenames and Aria.com domain. There is no contractual or market-based limit to the use of these intangible assets and therefore they have been classified as indefinite-lived.

The Company performs an annual review of its indefinite-lived intangible assets for impairment in the fourth quarter each year. The asset’s fair value is compared to its carrying value, and an impairment charge is recorded for any short-fall. Fair value is estimated using the relief-from-royalty method which discounts cash flows that would be required to obtain the use of the related intangible asset. Key inputs in the relief-from-royalty analysis include forecasted revenues related to the intangible asset, market royalty rates, discount rates and terminal year growth rates.

The aircraft time sharing agreement intangible asset relates to an agreement between MGM Resorts and the Company whereby MGM Resorts provides the Company the use of MGM Resorts’ aircraft in its operations. The Company is charged a rate that is based on Federal Aviation Administration regulations, which provides for reimbursement for specific costs incurred by MGM Resorts without any profit or mark-up, which is less than the Company believes that it would pay an unrelated third party. Accordingly, the fair value of this agreement was recognized as an intangible asset, and is being amortized over the estimated useful life of the related aircraft, which is 20 years, and will be fully amortized in 2029.

NOTE 7 — OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

	December 31,
	2014	2013
	(In thousands)
Advance deposits and ticket sales	$25,856	$26,792
Casino outstanding chip liability	45,863	52,923
Casino front money deposits	40,038	25,985
Other gaming related accruals	7,089	5,424
Taxes, other than income taxes	14,817	15,520
Harmon demolition accrual	22,778	31,990
Deferred insurance proceeds	55,000	—
Other	23,675	21,872
	$235,116	$180,506

See Note 11 for discussion of the Harmon demolition accrual and deferred insurance proceeds.

NOTE 8 – LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2014	2013
	(In thousands)
Senior secured credit facility, net	$1,532,544	$1,683,441
Less: current portion of long-term debt	—	(17,000)
	$1,532,544	$1,666,441

Interest expense, net consisted of the following:

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
Senior secured credit facility including discount amortization	$79,545	$18,339	$4,796
Senior secured notes including pay-in-kind interest	—	128,831	158,299
Member notes including discount amortization	—	82,655	91,352
Amortization of debt issuance costs and other	2,715	9,227	11,579
	$82,260	$239,052	$266,026

Senior secured credit facility. In October 2013, the Company entered into a $1.775 billion senior secured credit facility. The senior secured credit facility initially consisted of a $75 million revolving facility maturing in October 2018, and a $1.7 billion term loan B facility maturing in October 2020. The term loan B facility was issued at 99% of the principal amount. During 2014, the Company completed a repricing of the term loan B lowering the interest spread by 0.75%. The term loan B facility requires the Company to make amortization payments of 0.25% of the original principal balance at each quarter end beginning in the first quarter of 2014 and the Company repaid $4 million in accordance with this provision in March 2014. In June 2014, the Company used available cash to permanently repay $150 million of the term loan B facility, a portion of which represents the amortization obligation through the remaining term of the facility. As a result, the Company does not have a current portion of long-term debt as of December 31, 2014 for amortization payments. Amortization amounts that were due in 2014 were recorded as “Current portion of long-term debt” in the accompanying consolidated balance sheet as of December 31, 2013.

The loans under the term loan B bear interest, in the case of Eurodollar loans, at LIBOR plus 3.25% with a LIBOR floor of 1.00%, and in the case of base rate loans, at the base rate plus 2.25%. As of December 31, 2014, the interest rate on the term loan B was 4.25%. Loans under the revolving facility bear interest, in the case of Eurodollar loans, at LIBOR plus 3.75% or 4.00%, depending on the Company’s credit ratings, and in the case of base rate loans, 2.75% or 3.00%, depending on the Company’s ratings. Additionally, the Company pays an applicable fee of 0.375% or 0.50%, depending on the Company’s credit ratings, for the unused portion of the revolving facility. As of December 31, 2014 and 2013, the Company had not drawn on the revolving facility.

In connection with the closing of the senior secured credit facility, the Company redeemed its existing 7.625% senior secured first lien notes and 10.75% senior secured second lien PIK toggle notes at a premium in accordance with the terms of the indentures governing those notes. As a result of the transaction, the Company recorded a loss on retirement of long-term debt of $140 million, primarily consisting of premiums associated with the redemption of the existing first and second lien notes as well as the write-off of previously unamortized debt issuance costs. In connection with the October 2013 debt restructuring, sponsor notes with a carrying value of approximately $738 million were converted to Members’ equity. As a result of these transactions, the senior secured credit facility is CityCenter’s only remaining long-term debt.

The senior secured credit facility is a general senior obligation of the Company and ranks equally with the Company’s other existing and future senior obligations, is fully and unconditionally guaranteed on a senior secured basis by the restricted subsidiaries of the Company, and is secured by a first-priority perfected lien on substantially all of the Company’s assets and the assets of its subsidiaries.

The senior secured credit facility contains covenants that, among other things, restrict the Company’s ability to (i) incur additional indebtedness or liens, (ii) pay dividends or make distributions on its equity interests or repurchase its equity interests, (iii) make certain investments, (iv) enter into certain burdensome agreements limiting the ability of its subsidiaries to pay dividends or make other distributions to it, (v) sell certain assets or merge with or into other companies, and (vi) enter into certain transactions with its equity holders and affiliates. In addition, the senior secured credit facility includes certain financial covenants that require the Company to maintain a quarterly minimum interest coverage ratio of 2.0:1.0 and a maximum quarterly leverage ratio for the trailing four quarters of: 7.50:1.00 for December 31, 2014 through March 31, 2015; 6.75:1.00 for June 30, 2015 through December 31, 2015; 6.00:1.00 for March 31, 2016 through December 31, 2016; and 5.50:1.00 for March 31, 2017 and thereafter.  The Company was in compliance with all applicable covenants as of December 31, 2014.

Pursuant to the senior secured credit facility, the Company is required to make permanent repayments of principal based on an annual calculation of excess cash flow, as defined in the agreements. The percentage of excess cash flow required to be repaid is based on the Company’s leverage ratio as of the end of the fiscal year, with 50% required to be repaid if the leverage ratio is greater than 5.0:1.0 as of the measurement date, 25% if the leverage ratio is less than or equal to 5.0:1.0 and greater than 4.0:1.0, and no payment of excess cash flow is required if the leverage ratio is less than or equal to 4.0:1.0. As of December 31, 2014, the Company’s excess cash flow required to be paid in accordance with the senior secured credit agreement for 2014 was included in the $150 million principal repayment noted above. As such, the Company has not recorded a current portion of long-term debt related to a 2014 obligation of excess cash flow repayment.

Senior secured notes. In January 2011, the Company issued $900 million in aggregate principal amount of 7.625% senior secured first lien notes due 2016 (the “first lien notes”) and $600 million in aggregate principal amount of 10.75%/11.50% senior secured second lien PIK toggle notes due 2017 (the “second lien notes”) in a private placement. Interest on the second lien notes accrued as pay-in-kind interest through July 15, 2012. Thereafter, interest on the second lien notes was payable in cash, or, until January 16, 2016, the Company could elect to pay interest entirely in cash, entirely in pay-in-kind interest, or 50% in cash and 50% in pay-in-kind interest, provided the Company would pay all accrued pay-in-kind interest in cash on July 15, 2016. The interest rate on the second lien notes was 10.75% for interest paid in cash, and 11.50% for interest the Company paid in the form of additional debt. The Company paid its January 15, 2013 interest payment with cash, a portion of which included the then remaining $10 million in restricted cash designated for payment of interest on the first lien notes. The Company received net proceeds from the 2011 notes offering of $1.46 billion after initial purchasers’ discounts and commissions but before other offering expenses.

In February 2012, the Company completed an offering of $240 million in aggregate principal amount of additional first lien notes, which priced at 104.75% of par, for net proceeds to the Company, after deducting initial purchasers’ discounts and commissions, of approximately $247 million. The Company used net proceeds from the offering, together with available cash, to repay $300 million of the outstanding borrowings under the prior senior credit facility.

Under the Company’s senior note indentures and prior revolving credit facility, the Company was required to reserve the proceeds from certain qualified asset sales, and use the total balance once it exceeded $25 million to make an offer to purchase outstanding senior notes, including the second lien notes at par. Prior to extinguishment of the senior notes, the Company exceeded the $25 million threshold three times, with each instance resulting in less than $1 million in senior notes tendered. After the tender offer process, such funds not tendered were considered unrestricted cash. As a result of the extinguishment of the senior secured notes in October 2013, all such funds restricted for use as collateral proceeds under the senior note indentures and prior revolving credit facility were unrestricted as to use, and recorded as “Cash and cash equivalents.” As noted above, the senior secured notes were extinguished with proceeds from the term loan B facility, along with available cash.

Member notes. In January 2011, the Company issued to each of the Members notes of $547 million (the “Member notes”), representing the total principal and accrued interest then outstanding under previously issued Member notes. The Member notes bore interest at a rate of 3.42%, compounding semi-annually, were payable in-kind and were due January 2018. Due to the below-market interest rate on the notes, a discount of $409 million was recorded on the January 2011 issuance with an offset to Members’ equity, which was in addition to the discount recorded on the previous Member notes, and was based on an estimated market rate of approximately 15%. The discount was being amortized as interest over the life of the notes using the effective interest method.

As noted above, as part of the October 2013 debt transaction, each of the Member notes was converted to equity, resulting in an equity contribution, net of amortized discounts, of $738 million.

Fair value of long-term debt. The estimated fair value of the Company’s long-term debt as of December 31, 2014 and 2013 was approximately $1.61 billion and $1.72 billion, respectively, and was determined using estimates based on trading prices of similar liabilities, a Level 2 input.

Maturities of long-term debt. As of December 31, 2014, maturities of the Company’s long-term debt were as follows:

For the year ending December 31,	(In thousands)
2015	$—
2016	—
2017	—
2018	—
2019	—
Thereafter	1,545,750
1,545,750
Debt discounts	(13,206)
$1,532,544

NOTE 9 — PROPERTY TRANSACTIONS, NET

Property transactions, net consisted of the following:

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
Harmon related settlements	$47,540	$(33,000)	$—
Impairment of residential real estate	—	—	35,690
Harmon demolition accrual	—	—	31,990
Other, net	14,374	21,735	6,667
	$61,914	$(11,265)	$74,347

In 2014, the Company recorded charges of $48 million related to certain settlement agreements in conjunction with the resolution of the Perini litigation as discussed in Note 11.

In 2013, the Company recognized a $33 million gain associated with the settlement of insurance claims for errors and omissions with respect to the original construction of CityCenter. Other property transactions, net for the year ended December 31, 2013 includes $14 million related to increases in cost estimates allocated to residential units sold in prior periods.

In 2012, the company recorded an impairment charge related to residential real estate as discussed in Note 4. Also in 2012, the Company recognized an estimate of the costs to demolish the Harmon of $32 million. See Note 11 for further discussion of the Harmon demolition accrual.

Other property transactions, net for the years ended December 31, 2014, 2013 and 2012 also includes miscellaneous asset disposals in the normal course of business.

NOTE 10 — SEGMENT INFORMATION

The Company determines its segments based on the nature of the products and services provided. There are six operating segments: Aria, Vdara, Mandarin Oriental hotel, Crystals, Mandarin Oriental residential and Veer residential. Mandarin Oriental has both a hotel and a residential operating segment. The Company has aggregated residential operations into one reportable segment (“Residential”) given the similar economic characteristics and business of selling and leasing high-rise condominiums. All other operating segments are reported separately. The Company’s operating segments do not include the ongoing activity associated with closing out its construction costs and certain corporate administrative costs.

The Company analyzes the results of its operating segments’ operations based on Adjusted EBITDA, which it defines as earnings before interest and other non-operating income (expense), taxes, depreciation and amortization, preopening and start-up expenses, and property transactions, net. The Company believes Adjusted EBITDA is 1) a widely used measure of operating performance in the hospitality and gaming industry, and 2) a principal basis for valuation of hospitality and gaming companies.

While items excluded from Adjusted EBITDA may be recurring in nature and should not be disregarded in evaluating the Company’s or its segments’ earnings performance, it is useful to exclude such items when analyzing current results and trends compared to other periods because these items can vary significantly depending on specific underlying transactions or events that may not be comparable between the periods being presented. Also, the Company believes excluded items may not relate specifically to current operating trends or be indicative of future results. For example, preopening and start-up expenses were significantly higher in periods leading up to the opening of CityCenter. Write-downs and impairments includes normal recurring disposals and gains and losses on sales of assets related to specific assets within CityCenter, but also includes impairment charges which may not be comparable period over period.

The following tables present the Company’s segment information:

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
Net revenues
Aria	$955,563	$951,727	$862,306
Vdara	103,856	90,444	86,916
Mandarin Oriental	60,515	53,714	48,452
Crystals	66,475	61,184	53,251
Residential	62,985	99,370	138,929
Net revenues	$1,249,394	$1,256,439	$1,189,854

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
Adjusted EBITDA
Aria	$242,790	$252,670	$175,833
Vdara	25,688	20,650	21,505
Mandarin Oriental	5,028	3,471	508
Crystals	43,453	38,712	32,321
Residential	9,378	15,171	431
Reportable segment Adjusted EBITDA	326,337	330,674	230,598

Other operating expense
Development and corporate administration	(27,972)	(23,161)	(24,002)
Preopening and start-up expenses	—	(752)	(1,312)
Property transactions, net	(61,914)	11,265	(74,347)
Depreciation and amortization	(350,926)	(345,920)	(370,856)
Operating loss	(114,475)	(27,894)	(239,919)

Non-operating income (expense)
Interest income	332	1,463	3,663
Interest expense, net	(82,260)	(239,052)	(266,026)
Loss on retirement of debt	(4,584)	(140,390)	(8,620)
Other, net	(7,579)	(37,275)	(66)
	(94,091)	(415,254)	(271,049)
Net loss	$(208,566)	$(443,148)	$(510,968)

	December 31,
	2014	2013
	(In thousands)
Total assets
Aria	$6,172,420	$6,323,572
Vdara	746,645	786,290
Mandarin Oriental	376,692	394,020
Crystals	909,938	939,721
Residential	26,507	76,306
Reportable segment total assets	8,232,202	8,519,909
Development and corporate administration	213,411	192,389
Total assets	$8,445,613	$8,712,298

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
Capital expenditures
Aria	$31,174	$28,687	$27,654
Vdara	1,583	4,391	253
Mandarin Oriental	814	325	160
Crystals	169	5,236	1,003
Residential	—	—	140
Reportable segment capital expenditures	33,740	38,639	29,210
Development and corporate administration, net of change in construction payable	26,526	28,186	25,670
Capital expenditures, net of change in construction payable	$60,266	$66,825	$54,880

Capital expenditures related to the original construction costs are included in “development and corporate administration, net of change in construction payable.” See Note 2 for discussion of project costs and allocation methodologies. Ongoing capital expenditures not related to the project budget are included within the relevant segments.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Construction litigation. In March 2010, Perini, general contractor for CityCenter, filed a lawsuit in the Eighth Judicial District Court for Clark County, State of Nevada, against MGM MIRAGE Design Group (a wholly owned subsidiary of MGM Resorts which was the original party to the Perini construction agreement) and certain direct or indirect subsidiaries of the Company. Perini asserted, among other things, that CityCenter was substantially completed, but the defendants failed to pay Perini approximately $490 million allegedly due and owing under the construction agreement for labor, equipment and materials expended on CityCenter.

In April 2010, Perini served an amended complaint in this case which joined as defendants many owners of CityCenter residential condominium units (the “Condo Owner Defendants”), added a count for foreclosure of Perini's recorded master mechanic’s lien against the CityCenter property in the amount of approximately $491 million, and asserted the priority of this mechanic’s lien over the interests of the Company, the Condo Owner Defendants and the Company’s lenders in the CityCenter property.  In November 2012, Perini filed a second amended complaint which, among other things, added claims against the CityCenter defendants of breach of contract (alleging that CityCenter’s Owner Controlled Insurance Program (“OCIP”) failed to provide adequate project insurance for Perini with broad coverages and high limits), and tortious breach of the implied covenant of good faith and fair dealing (alleging improper administration by the Company of the OCIP and Builders Risk insurance programs). Prior to the Final Settlement, as defined below, the Company settled the claims of 219 first-tier Perini subcontractors (including the claims of any lower-tier subcontractors that might have claims through those first-tier subcontractors). As a result of these settlement agreements and the prior settlement agreements between Perini and the Company, most but not all of the components of Perini’s non-Harmon-related lien claim against the Company were resolved. On February 24, 2014, Perini filed a revised lien for $174 million as the amount claimed by Perini and the remaining Harmon-related subcontractors.

During 2013, the Company reached a settlement agreement with certain professional service providers against whom it had asserted claims in this litigation for errors or omissions with respect to the CityCenter project, and relevant insurers.  This settlement was approved by the court and the Company received proceeds of $38 million in 2014 related to both the Harmon and other components of the CityCenter project.

In 2014, the Company reached a settlement with builder’s risk insurers of a claim relating to damage alleged at the Harmon and received proceeds of $55 million.

In December 2014, the Perini matter was  concluded through a global settlement among the Company, MGM Resorts, Perini, the remaining subcontractors, including those implicated in the Harmon work (and their affiliates), and relevant insurers, which followed the previously disclosed settlement agreements and an extra-judicial program for settlement of certain project subcontractor claims. This global settlement concluded all outstanding claims in the case (the “Final Settlement”). The effectiveness of the global settlement was made contingent upon the Company’s execution of certain indemnity and release agreements (which were executed in January 2015) and the Company’s procurement of replacement general liability insurance covering construction of the CityCenter development (which was obtained in January 2015).

The Final Settlement, together with previous settlement agreements relating to the non-Harmon related lien claims,  resolved all of Perini’s and the remaining subcontractors’ lien claims against the Company and MGM Resorts, certain direct and indirect subsidiaries, MGM Resorts International Design (formerly known as MGM MIRAGE Design Group), and the Condo Owner Defendants. However, the Company expressly reserved any claims for latent or hidden defects as to any portion of CityCenter’s original construction (other than the Harmon) not known to the Company at the time of the agreement.  The Company and MGM Resorts entered into the Final Settlement solely as a compromise and settlement and not in any way as an admission of liability or fault.

The key terms of the Final Settlement included:

With respect to its non-Harmon lien claims, Perini waived a specific portion of its lien claim against the Company, which combined with the prior non-Harmon agreement and accrued interest resulted in a total payment to Perini of $153 million, approximately $14 million of which was paid in December 2014. The total payment to Perini was funded by MGM Resorts under their completion guarantee and included the application of approximately $58 million of condominium proceeds that were previously held in escrow the Company to fund construction lien claims upon final resolution of the Perini litigation.

The Company’s recovery for its Harmon construction defect claims, when added to the Harmon-related proceeds from prior insurance settlements of $85 million, resulted in gross cash settlement proceeds to the Company of approximately $191 million (of which approximately $18 million was paid by MGM Resorts to CityCenter under the completion guarantee in February 2015).

In conjunction with the Final Settlement, MGM Resorts and an insurer participating in the OCIP resolved their arbitration dispute concerning such insurers claim for payments it made under the OCIP general liability coverage for contractor costs incurred in the Harmon litigation, premium adjustments and certain other costs and expenses. MGM Resorts settled this dispute for $37 million, and funded the majority of such amounts under the completion guarantee in January 2015. In addition, the settlement requires future payments equivalent to fifty percent of any additional contractor costs paid by such insurer after November 30, 2014 in connection with the Harmon litigation, and claims handling fees.

Harmon. As discussed above, a global settlement was reached in the Perini litigation in December 2014, which finally resolved all outstanding liens, claims and counterclaims between the Company and MGM Resorts on one hand, and Perini, the remaining subcontractors and remaining insurers on the other hand. Among the matters resolved were the Company’s claims against Perini and other contractors and subcontractors with respect to construction at the Harmon. Pursuant to leave of court in 2014, the Company commenced demolition of the building. Based on current estimates, which are subject to change, the Company believes the demolition of the Harmon will cost approximately $32 million.

Other litigation. The Company is a party to various legal proceedings that relate to construction and development matters and operational matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company’s consolidated financial statements. The Company maintained an OCIP during the construction and development process. Under the OCIP, certain insurance coverages may cover a portion of the Company’s general liability, workers compensation, and other potential liabilities.

Other commitments. The Company entered into an agreement with a service provider for the initial and ongoing leasing of Crystals. Under the terms of the agreement, the Company was required to pay an annual service fee of approximately $2 million in 2011, increasing 3% each year through the initial term of the agreement, which expires in 2019. In addition to the service fee, the Company will be required to pay approximately $11 million at the termination of the agreement in 2019, which is being recorded ratably over the contract term. As of December 31, 2014, the Company recorded $8 million related to such amount within “Other long-term obligations” in the consolidated balance sheet. Additional fees may be incurred if the service provider exercises its option to renew the agreement in 2019.

Leases where the Company is a lessee. The Company is party to various leases for real estate and equipment under operating lease arrangements. The Company’s future minimum obligations under non-cancelable leases are immaterial in each of the next five years, and in total.

Leases where the Company is a lessor. The Company enters into operating leases related to retail, dining and entertainment venues primarily at Crystals. As of December 31, 2014, the Company has 57 such leases in place. Tenants are primarily responsible for tenant improvements, though the Company provides construction allowances to certain lessees. Leases include base rent, common area maintenance charges and, in some cases, percentage rent based on the sales of the lessee.

Expected fixed future minimum lease payments for leases in place as of December 31, 2014 are as follows:

For the year ending December 31,	(In thousands)
2015	$40,518
2016	40,872
2017	40,962
2018	40,804
2019	36,518
Thereafter	48,976
$248,650

Several leases contain terms that are based on meeting certain operational criteria. Contingent rentals included in income were $8 million, $13 million and $11 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Residential leases. In October of 2010, the Company began a program to lease a portion of unsold residential condominium units at Veer and Mandarin Oriental with minimum lease terms of one year. For the years ended December 31, 2014, 2013 and 2012 revenue from the real estate leasing program was $1 million, $3 million and $10 million, respectively, and was recorded within “Residential” revenue.

NOTE 12 — SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information consisted of the following:

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
Supplemental cash flow disclosures:
Interest paid	$95,250	$205,928	$83,957
Increase in construction payable related to capital expenditures	—	65,502	29,531
Non-cash investing and financing activities:
Reclassification of property and equipment, net to residential real estate	$43,291	$16,301	$86,382
Pay-in-kind interest accrued on loans from Members	—	31,874	39,172
Pay-in-kind interest accrued on the $600 million 10.75%/11.50% senior secured second lien PIK toggle notes, due 2017	—	—	41,344
Conversion of Members' notes to equity	—	737,511	—
Non-cash capital contributions	—	2,353	—
Reclassification of receipts related to MGM Resorts International completion guarantee(1)	—	72,618	37,038

(1)	Represents amounts reclassified to equity related to condominium proceeds received and expected to be used for construction project costs. See Note 13.

NOTE 13 — MEMBER FINANCING AND DISTRIBUTION COMMITMENTS

In connection with the restated senior credit facility, MGM Resorts entered into a restated completion guarantee (as restated, the “completion guarantee”) that supports remaining construction payables from the construction of CityCenter. The terms of the completion guarantee require the Company to use $124 million of subsequent net residential sale proceeds to fund construction costs, or to reimburse MGM Resorts for construction costs previously expended. Amounts reimbursable to MGM Resorts cannot be repaid until final resolution of the Perini lawsuit, and all construction liens related to construction work prior to January 1, 2011 have been discharged. As of December 31, 2014, the Company had received net residential proceeds in excess of the $124 million and is holding $58 million in a condo proceeds account representing the remaining proceeds available to fund completion guarantee obligations or be reimbursed to MGM Resorts. The $58 million in condo proceeds is recorded within “Restricted cash” in the accompanying consolidated balance sheet and was subsequently used to fund amounts due to Perini pursuant to the settlement agreements under the Perini lawsuit. See Note 11 for further discussion of the Perini lawsuit. As of December 31, 2014, MGM Resorts has funded $747 million under the completion guarantee and the Company records such amounts as equity contributions.

The LLC Agreement, as amended, includes provisions to allow the first $494 million of available distributions to be distributed on a priority basis to Infinity World, with the next $494 million of distributions made to MGM Resorts, and distributions shared equally thereafter. The LLC Agreement also provides for Infinity World’s right to terminate the Operations Management Agreements if MGM Resorts’ ability to perform under those agreements is impacted by its financial condition. See Note 14 for details of the Operations Management Agreements.

NOTE 14 — MANAGEMENT AGREEMENTS AND RELATED PARTY TRANSACTIONS

The Company and MGM Resorts have entered into agreements whereby MGM Resorts was responsible for management of the design, planning, development and construction of CityCenter and is responsible for the ongoing management of CityCenter and the Company. MGM Resorts was reimbursed for certain costs incurred in performing the development services and the Company is paying MGM Resorts management fees as stipulated in each of the agreements referenced below.

Operations management agreements. The Company and MGM Resorts entered into the following agreements to provide for the ongoing operations of CityCenter:

•

Hotel and Casino Operations and Hotel Assets Management Agreement – Pursuant to this agreement, MGM Resorts manages the operations of Aria and oversees the Mandarin Oriental component of CityCenter, which is managed by a third party. The Company pays MGM Resorts a fee equal to 2% of Aria’s revenue plus 5% of Aria’s EBITDA (as defined in the agreement) for services under this agreement.

•

Vdara Condo-Hotel Operations Management Agreement – Pursuant to this agreement, MGM Resorts manages the ongoing operations of Vdara Condo-Hotel. The Company pays MGM Resorts a fee equal to 2% of Vdara’s revenue and 5% of Vdara’s EBITDA (as defined in the agreement) for services under this agreement.

•

Retail Management Agreement – Pursuant to this agreement, the Company pays MGM Resorts an annual fee of $3 million to manage the operations of the Crystals retail and entertainment district. This fee is adjusted every five years, starting in December 2014, based on the consumer price index.

During the years ended December 31, 2014, 2013 and 2012, the Company incurred $38 million, $38 million and $32 million, respectively, related to the management fees discussed above. In addition, the Company reimburses MGM Resorts for costs, primarily employee compensation, associated with its management activities. During the years ended December 31, 2014, 2013 and 2012, the Company incurred $380 million, $364 million and $355 million, respectively, for reimbursed costs of management services provided by MGM Resorts. As of December 31, 2014 and 2013, the Company owed MGM Resorts $46 million and $49 million, respectively, for management services and reimbursable costs.

Aircraft agreement. The Company has an agreement with MGM Resorts whereby MGM Resorts provides the Company the use of its aircraft on a time sharing basis. The Company is charged a rate that is based on Federal Aviation Administration regulations, which provides for reimbursement for specific costs incurred by MGM Resorts without any profit or mark-up, which is less than the Company believes that it would pay an unrelated third party. The Company reimbursed MGM Resorts $3 million, $4 million and $3 million for aircraft related expenses in the years ended December 31, 2014, 2013 and 2012, respectively.